COMMENTS RECEIVED ON 09/09/2019

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Strategic Real Return Fund

POST-EFFECTIVE AMENDMENT NO. 476

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund and add small and mid‐cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s credit quality and maturity policy. If the policy includes below investment grade securities, the Staff requests we add a junk bond risk.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality or maturity. Accordingly, we have not modified disclosure.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using a neutral mix of approximately 30% inflation-protected debt securities, 25% floating rate loans, 25% commodity-linked derivative instruments and related investments, and 20% REITs and other real estate related investments.”

C:

If the fund will invest principally in bank loans, the Staff requests we disclose that in the strategy above and add corresponding risks.

R:

The fund believes that it has adequately disclosed its investment strategies for floating rate loans and their corresponding risks. As the Staff notes, the fund discloses as a principal investment strategy that it invests using a neutral mix that includes, among other asset classes, 25% in floating rate loans. In addition, the fund includes as principal investment risks disclosures relating to the risks associated with “Floating Rate Loan Trading,” “Interest Rate Changes,” and “Issuer-Specific Changes,” each of which is a risk associated with investments in floating rate loans.

4)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

The fund does not expect to invest in emerging markets securities. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

5)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If junk bonds will be a principal strategy, the Staff requests we disclose that in the principal strategies section and add a corresponding separate risk for junk bonds.

R:

We believe the fund’s principal investment strategies and risks are appropriately described in the Fund Summary section. Investing in lower‐quality debt securities is not expected to be a principal investment strategy of the fund. Therefore, we have not modified the disclosure.

6)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“For purposes of these allocations, the Adviser will include the fund's investments in master limited partnerships (MLPs) in the commodity-linked derivative instruments and related investments category.”

C:

The Staff requests we add master limited partnerships disclosure in the “Principal Investment Strategies” and “Principal Investment Risks” sections in the “Fund Summary.”

R:

Although the fund may invest in master limited partnerships, such investments are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosure are appropriate.

7)

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we disclose the underlined security types in the “Principal Investment Strategies” section.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although a fund includes mortgage and other asset- backed securities as part of this list, investments in these particular securities are not a principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

8)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add master limited partnerships and commodity futures disclosure in the “Principal Investment Risks” section in the “Fund Summary.”

R:

Although the fund may invest in master limited partnerships and commodity futures, such investments are not principal risks of the fund. As a result, the fund believes that its current risk disclosure is appropriate.